THIS AGREEMENT made as of the 17TH day of September, 2004, between

WEALTH MINERALS LTD., a corporation duly incorporated under the laws of Alberta having its head office at Suite 1901, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3

(the "Employer")

AND

ROSALIE C. MOORE, of 970 Inglewood Avenue, West Vancouver, British Columbia, V7T 1X9

(the "Executive").

WHEREAS:

1. The Employer is engaged in the business of mineral exploration and development;

2. The Employer and the Executive have agreed to enter into an employment relationship for their mutual benefit;

THIS AGREEMENT witnesses that the parties have agreed that the terms and conditions of the relationship shall be as follows:

1. Duties

The Employer appoints the Executive to undertake the duties and exercise the powers as President of the Employer as may be requested of the Executive by the board of directors of the Employer (the "Board"), and the other offices to which she may be appointed by any subsidiary companies of the Employer, and the Executive accepts the office, on the terms and conditions set forth in this agreement.

2. Term

The appointment shall commence with effect on the Effective Date and shall continue until terminated in accordance with the provisions of this agreement.

3. Compensation

a. The fixed remuneration of the Executive for her services shall be at the rate of $108,000 per annum for the first six months of employment pursuant to this contract commencing on a date to be agreed upon by the parties within 30 days from the date hereof (such date referred to herein as the "Effective Date").

b. In addition to the fixed remuneration, the Executive will be paid an annual allotment of up to $10,000 so that she may secure and pay for reasonable medical/dental benefits acceptable to the Board.

c. The continued employment of the Executive shall be subject to a one-time review (the "Six Month Review") by the Board and by the Executive on the six month anniversary of employment pursuant to this contract. The review will be undertaken by assessing the Executive's achievement of the over-all objectives established by the Employer, her salary and performance and her own interest in continuing with the Employer.

d. On signing of this agreement, and subject to all necessary regulatory and Board approval, the Executive will be granted an option to purchase 200,000 common shares of the Employer at a price of $0.80 each for a period of five years. These options will vest at the maximum rate permitted by the Employer's existing stock option plan subject to the proviso that only 50,000 options will vest within the first six months of employment. In the event of termination of the Executive's employment following the Six Month Review the option will be exercisable in respect of 50,000 common shares for a period of 30 days from the date of termination.

4. Benefits

a. Parking Space. During the term of this agreement, the Employer will provide a parking stall by its Vancouver office for the sole access and use by the Executive.

b. Purchase of Units. It is a condition of employment that the Employer will arrange for the Executive to purchase 200,000 units of the Employer at a price of $0.37 each. Each unit will be comprised of 200,000 common shares and one-half of a non-transferable share purchase warrant. Each whole warrant will be exercisable into one common share at a price of $0.35.

5. Authority

a. The Executive shall have, subject always to the general or specific instructions and directions of the Board, full power and authority to manage and direct the business and affairs of the Employer (except only the matters and duties as by law must be transacted or performed by the Board or by the shareholders of the Employer in general meeting), including power and authority to enter into contracts, engagements or commitments of every nature or kind in the name of and on behalf of the Employer and to engage and employ and to dismiss all managers and other employees and agents of the Employer other than officers of the Employer.

b. The Executive shall conform to all lawful instructions and directions given to him or her by the Board, and obey and carry out the by-laws of the Employer.

6. Service

a. The Executive, throughout the term of her appointment, shall devote her full time and attention to the business and affairs of the Employer and its subsidiaries and shall not, without the consent in writing of the Board undertake any other business or occupation or become a director, officer, employee or agent of any other company, firm or individual.

b. The Executive shall well and faithfully serve the Employer and its subsidiaries and use her best efforts to promote the interests thereof and shall not disclose the private affairs or trade secrets of the Employer and its subsidiaries to any person other than the Directors of the Employer or for any purposes other than those of the Employer any information the Executive may acquire in relation to the Employer's business.

7. Other Employees

The Executive agrees that, during employment pursuant to this agreement and for a period of six months following termination of employment, however caused, the Executive will not hire or take away or cause to be hired or taken away any employee of the Employer or, following termination of the Executive's employment, any employee who was in the employ of the Employer during the six months preceding termination.

8. Confidential Information

a. The Executive acknowledges that as the President and in any other position as the Executive may hold, the Executive will acquire information about certain matters and things which are confidential to the Employer, and which information is the exclusive property of the Employer.

b. The Executive acknowledges the information as referred to in paragraph 8(a) could be used to the detriment of the Employer. Accordingly, the Executive undertakes not to disclose same to any third party either during the term of the Executive's employment except as may be necessary in the proper discharge of her employment under this agreement, or after the term of her employment, however caused, except with the written permission of an officer of the Employer. The Executive also agrees that the unauthorized disclosure of any such information during the life of this agreement shall justify the immediate termination of this agreement by the Employer.

c. The Executive acknowledges that in addition to any and all rights of the Employer, the Employer shall be entitled to injunctive relief in order to protect the Employer's rights and property as set out in paragraphs 1 and 2 of this section.

d. The Executive understands and agrees that the Employer has a material interest in preserving the relationship it has developed with its customers against impairment by competitive activities of a former employee. Accordingly, the Executive agrees that the restrictions and covenants contained in paragraph 7 and those contained in paragraph 8 of this agreement and the Executive's agreement to it by her execution of this agreement, are of the essence to this agreement and constitute a material inducement to the Executive to enter into this agreement and to employ the Executive, and that the Employer would not enter into this agreement absent an inducement. Furthermore, the claim or cause of action by the Executive against the Employer whether predicated on this agreement or otherwise, shall not constitute a defence to the enforcement by the Employer of the covenants or restrictions provided, however, that if any provision shall be held to be illegal, invalid or unenforceable in any jurisdiction, the decision shall not affect any other covenant or provision of this agreement or the application of any other covenant or provision.

9. Vacation

The Executive shall be entitled during each year to four weeks' paid vacation. The vacation shall be taken at the time or times as the Board may determine. The Executive shall be allowed to carry forward any unused vacation into the next calendar year but not further.

10. Termination of Employment

a. The parties understand and agree that this agreement may be terminated in the following manner in the specified circumstances:

i. by the Executive, at any time, for any reason, on the giving of thirty (30) days written notice to the Employer. The Employer may waive notice, in whole or in part.

ii. by the Employer, in its absolute discretion, without any notice or pay in lieu thereof, for cause. For the purposes of this agreement, cause includes the following:

A. any material breach of the provisions of this agreement;

B. any conduct of the Executive which in the opinion of the Employer, tends to bring herself or the Employer into disrepute;

C. the commission of an act of bankruptcy by the Executive or compounding with her creditors generally;

D. conviction of the Executive of a criminal offence punishable by indictment, where the cause is not prohibited by law.

Failure by the Employer to rely on the provision of this paragraph in any given instance or instances, shall not constitute a precedent or be deemed a waiver.

iii. by the Employer in its absolute discretion and for any reason on paying to the Executive one year's salary (including any termination made by the Employer upon the Six Month Review).

b. "Change of Control Position" means the acquisition, by a person or persons, acting jointly or in concert, and their affiliate(s) or associate(s) of 20% or more of the issued and outstanding voting shares of the Employer or the acquisition of instruments convertible or exercisable alone or in conjunction with existing share holdings, such that the person, their affiliate(s) and associate(s) are able to acquire 20% or more than the then issued and outstanding shares of the Employer, which acquisition results in a change in the members of the Board. If there is a Change of Control which results in a change in the business direction of the Employer and/or a change of duties of the Executive, on the Executive giving at least sixty (60) days notice to the Employer (within ninety (90) days from and after the effective Change of Control Position) of termination of her employment, the Executive shall be entitled to receive and the Employer shall be obligated to pay one year's salary to the Executive.

c. If the Employer ceases to employ the Executive for any reason other than those noted in sub-sections 10(a)(i) or (ii), the Executive shall be entitled to receive and the Employer shall be obligated to pay one year's salary to the Executive.

d. On termination of employment the Executive shall immediately resign all offices held (including directorships) in the company and save as provided in this agreement, the Executive shall not be entitled to receive any severance payment or compensation for loss of office or otherwise by reason of the resignation. If the Executive fails to resign as mentioned the Employer is irrevocably authorized to appoint some person in her name and on the Executive's behalf to sign any documents or do any things necessary or requisite to give effect to it.

11. Employer's Property

The Executive acknowledges that all items of any and every nature or kind created or used by the Executive pursuant to the Executive's employment under this agreement, or furnished by the Employer to the Executive, and all equipment, automobiles, credit cards, books, records, reports, files, diskettes, manuals, literature, confidential information or other materials shall remain and be considered the exclusive property of the Employer at all times and shall be surrendered to the Employer, in good condition, promptly at the request of the Employer, or in the absence of a request, on the termination of the Executive's employment with the Employer.

12. Assignment of Rights

The rights which accrue to the Employer under this agreement shall pass to its successors or assigns. The rights of the Executive under this agreement are not assignable or transferable in any manner.

13. Notices

a. Any notice required or permitted to be given to the Executive shall be sufficiently given if delivered to the Executive personally or if mailed by registered mail to the Executive's address last known to the Employer, or if delivered to the Executive via facsimile.

b. Any notice required or permitted to be given to the Employer shall be sufficiently given if mailed by registered mail to the Employer's Head Office at its address last known to the Executive, or if delivered to the Employer via facsimile.

14. Severability

In the event that any provision or part of this agreement shall be deemed void or invalid by a court of competent jurisdiction, the remaining provisions or parts shall be and remain in full force and effect.

15. Entire Agreement

This contract constitutes the entire agreement between the parties with respect to the employment and appointment of the Executive and any and all previous agreements, written or oral, express or implied, between the parties or on their behalf, relating to the employment and appointment of the Executive by the Employer, are terminated and cancelled and each of the parties releases and forever discharges the other of and from all manner of actions, causes of action, claims and demands whatsoever, under or in respect of any agreement.

16. Modification of Agreement

Any modification to this agreement must be in writing and signed by the parties or it shall have no effect and shall be void.

17. Headings

The headings used in this agreement are for convenience only and are not to be construed in any way as additions to or limitations of the covenants and agreements contained in it.

BALANCE OF PAGE INTENTIONALLY LEFT BLANK

18. Governing Law and Currency

This agreement shall be construed in accordance with the laws of the Province of British Columbia. All references herein to $ are to Canadian dollars.

IN WITNESS WHEREOF this agreement has been executed by the parties to it, the day, month and year first written.

THE COMMON SEAL OF)
WEALTH MINERALS LTD.)
was hereunto affixed in the presence of:)

Gary Freeman)
Authorized Signatory) C/S

SIGNED, SEALED AND DELIVERED)
by **ROSALIE MOORE** in the presence of:)

GARY FREEMAN)
Name) Rosalie Moore

903-1485 West 6th AVE)
Address VAN.)

President.)
Occupation)